June 27, 2008

VIA FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 6010
Washington, D.C. 20549
Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Modigene Inc.
Form 10-KSB for the Year Ended December 31, 2007
Filed March 31, 2008
File No. 000-52691

Ladies and Gentlemen:

We are in receipt of the Staff’s letter dated June 13, 2008, containing certain comments to our Form 10-KSB for the year ended December 31, 2007 (the “Form 10-KSB”). Set forth below are the comments of the Staff contained in the Staff’s letter and immediately below each comment is the response with respect thereto.

General

1.	The file number on the cover page of your document does not agree with the file number, 000-52691, used in the EDGAR system.

1. The file number on the cover page of the 10-KSB was inadvertently incorrectly designated.  The file number should have been designated as 001-52691 as reflected in the EDGAR system.

Item 7. Financial Statements

Notes to Consolidated Financial Statements

Note 1: - General

b. Reverse Acquisition of Modigene Inc., a Delaware corporation, page 50

2.
Please tell us how you determined that a charge for purchased in-process development was appropriate under generally accepted accounting principles, when you state that the reverse merger was accounted for a recapitalization. Purchased in-process research and development charges typically occur in a transaction accounted for as a business combination as discussed in paragraph 42 of SFAS 141. By contrast, in a recapitalization, no goodwill or intangible assets are recorded since no business combination has occurred.

2.	Our responses to both Question 2 and Question 3 appear under Question 3.

3.
Further, your disclosure in the statement of stockholders’ equity shows the in-process research and development charge as an increase to stockholders’ equity of $11.0 million. In a reverse merger recapitalization, the financial statements are those of the operating company since inception, with certain equity accounts (i.e. - common stock and additional paid-in-capital) retroactively restated to reflect the capital structure of the combined company. A recapitalization is treated for accounting purposes as the issuance of stock by the operating company to acquire the net monetary assets of the public shell. The cost of the recapitalization is usually based on the value of the net monetary assets of the shell and any direct transaction costs of the recapitalization should be charged directly to equity but only to the extent of the cash received from the shell. Costs in excess of the cash received are normally charged to expense. Please explain to us how your accounting complies with generally accepted accounting principles.

3.    The following set of facts was used in determination of the proper accounting treatment under generally accepted accounting principles:

a.
The former owners of the pre-merger public shell company (the “Pre-Merger Public Company”) remained with 21% of the shares of the post acquisition public company Modigene Inc. (the “Post Acquisition Public Company”).

b.
The shareholders of the formerly private Modigene Inc. (“Private Modigene”) transferred all their securities for 39% of the shares of the Post Acquisition Public Company and attained control of its Board of directors.

c.	Two groups of new investors purchased 40% of the Post Acquisition Public Company’s shares for cash consideration.

d.
The purchase of shares by the new investors was a significant part of the transaction. The Post Acquisition Public Company was capitalized primarily by the new group of investors separate from any of the shareholders of the Pre-Merger Public Company and Private Modigene.

e.	Shortly after the transaction most of the board was replaced with representatives of one of the new group of shareholders.

f.	No former shareholder group, either Private Modigene shareholders, or Pre-Merger Public Company shareholders, obtained more than 50% of the outstanding stock of the Post Acquisition Public Company.

Considering these merger ownership data, the Company determined that in the absence of a majority owner of either Private Modigene or the Pre-Merger Public Company, and with voting and managerial control split among various parties of the transaction, it was reasonable to treat such a transaction as a purchase rather than as a reverse acquisition and to determine the new group of shareholders to be the accounting acquirer for accounting purposes.

Since the Company considered the new shareholder group to be the accounting acquirer, shares issued to founders by the Post Acquisition Public Company (or received in exchange for shares owned by Private Modigene shareholders) are a form of compensation for R&D services rendered and were recorded as In Process Research & Development costs. The price of the In Process Research & Development was determined in accordance with the price paid in cash by the new group of investors.

The Pre-Merger Public Company prior to the transaction was a public company with very minute operations. Therefore, the Company determined that reverse acquisition presentation of comparative numbers and stockholders equity should be those of the pre-merger Private Modigene and not of the Pre-Merger Public Company. The future operation of the new combined entity is the continuance of the research & development operation of Private Modigene.

Item 8A(T). Controls and Procedures

Management’s Annual Report on Internal Control Over Financial Reporting, page 66

4.
You disclose that “we are currently in the process of implementing internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, utilizing the COSO framework.” Please tell us the framework used by management to evaluate the effectiveness of internal control over financial reporting. Refer to Item 308T(a)(2) of Regulation S-B.

4. The Modigene Inc. organizational structure is such that there is a Chief Executive Officer, President, and Chief Scientific Officer, who along with five other directors make up the board of directors (the “Board”). The Board considered the independence of each of the members of the Board, in accordance with the requirements of Section 121A of the Amex Company Guide (the “Company Guide”), and found four of its eight board members to be independent.

The Company has in place a number of control structures and procedures which reduce control risk. The Board established an Audit Committee consisting of two of its independent board members, and the committee goals were set to perform the functions described in the Corporate Fraud Accountability Act of 2002, as amended, as well as such other functions related to audit, financial control and other matters as specified in a charter to be adopted by the committee.

The Board established a Compensation Committee consisting of three of its independent board members, and the committee goals were set to review and approve the compensation of the Company’s executive officers, administer the Corporation’s 2007 Equity Incentive Plan and the Modigene Inc. 2005 Stock Incentive Place assumed by the Corporation in connection with the reverse merger transaction, and perform such other functions related to compensation matters as specified in a charter to be adopted by the committee.

The Board established a Governance Committee consisting of two of its independent directors, and the Company’s President, and the committee goals were set to nominate directors and perform such other functions regarding the governance of the Company as specified in a charter to be adopted by said committee.

The charter of the Audit Committee is attached to this letter. The Company goes through its annual budgeting process and the Board approves the budget. The approval of the executives is required for all significant transactions, and proper signatory rights mechanism is in place. Every payment is documented properly, and a monthly review of expenses is conducted on an ongoing basis. Quarterly reviews are being conducted by an independent auditor, and the Audit Committee analyzes such reviews and provides clearance to management to file the quarterly and annual financial reports.

Management’s attitude promotes an environment that is committed to ethical business practices and to following the established control procedures.

The Company’s Code of Ethics (the “Code”), which has been adopted by the Board, is published on the Company’s website. This Code is designed to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interests between personal and professional relationships;

•
full, fair, accurate, timely and understandable disclosure in the reports and documents the Company files with, or submits to, the Securities and Exchange Commission and in other public communications made by the Company;

•	compliance with applicable governmental laws, rules and regulations;

•	the prompt internal reporting to the appropriate person of violations of the Code; and

•	accountability for adherence to the Code

Management’s framework for evaluating internal control over financial reporting involves an evaluation of exceptions found during its monthly review of operating effectiveness, transaction level control deficiencies, and deficiencies in pervasive controls. After evaluating and classifying individual deficiencies, consideration is given to the aggregation of deficiencies to determine whether they collectively results in significant deficiencies or material weaknesses.

Most of the controls currently in place are in compliance with the COSO framework, and the company is in the process of formally adopting the COSO framework.

At the staff’s request, we have included the certification of Shai Novik, the Company’s President, attached to this letter. Please do not hesitate to call Mr. Novik at +972-54-220-7949 if you have any further questions or if we can be of further assistance.

Very truly yours, Modigene Inc.

By:	/s/ Shai Novik
Name: Shai Novik
Title: President

Attachment

CERTIFICATION

June 27, 2008

Ladies and Gentlemen:

In accordance with the comments of the staff contained in a letter, dated June 13, 2008, relating to the Modigene Inc. Form 10-KSB for the year ended December 31, 2007, filed March 31, 2008, File No. 000-52691 (the “Filing”), the undersigned officer of Modigene Inc., a Nevada corporation. (the “Company”), on behalf of the Company, acknowledges that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filing; and

▪	the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Very truly yours, Modigene Inc.

By:	/s/ Shai Novik
Name: Shai Novik
Title: President

Modigene Inc.

Audit Committee Charter

I. Purposes

The primary purposes of the Audit Committee (the “Committee”) of the board of directors of Modigene Inc. (the “Company”) are to (1) oversee the Company’s accounting and financial report processes and the audits of the Company’s financial statements; (2) assist the board in fulfilling its oversight of (i) the integrity of the financial statements of the Company and other published financial information, (ii) the Company’s compliance with legal and regulatory requirements, (iii) the independent auditor’s qualification and independence, and (iv) the performance of the Company’s internal audit function and independent auditors; and (3) prepare the “Report of the Committee” to be included in the Company’s annual proxy statement. In so doing, the Committee shall endeavor to maintain free and open communication between the Company’s directors, independent auditor and financial management. This communication will include periodic private executive sessions with each of these parties.

II. Membership

The Committee shall consist of at least two members of the Board of Directors (the “Members”), until such time as the common stock of the Corporation is listed on the American Stock Exchange (the “AMEX”), at which time the Committee shall consist of at least three members. Each Member of the Committee shall meet the independence requirements established by the board and applicable laws, regulations and listing requirements, including each of the following:

(i) each Member must be “independent” as defined in Section 121A of the Company Guide of the AMEX;

(ii) each Member must meet the criteria for independence set forth in Rule 10A-3(b)(1) promulgated under the Securities Exchange Act of 1934, as amended (the “Act), subject to the exemption provided in Rule 10A-3(c) under the Act;

(iii) each Member must not have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three (3) years;

(iv) each Member must be able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement and cash flow statements; and

(v) at least one (1) Member must, through appropriate education and/or experience, satisfy the definition of “audit committee financial expert” as defined by the rules and regulations promulgated under the Securities and Exchange Commission (the “SEC”).

If a current Member of the Committee ceases to be independent under the requirements of subparagraphs (i) and (ii) above for reasons outside the Member’s reasonable control, the affected Member may remain on the Committee until the earlier of the Company’s next annual stockholders meeting or one (1) year from the occurrence of the event that caused the failure to comply with those requirements; provided, however, that when relying on the exception set forth in this sentence, the Committee shall cause the Company to provide notice to the AMEX immediately upon learning of the event or circumstance that caused the non-compliance. Further, if the Committee fails to comply with the requirements set forth in this section of the Charter due to one vacancy on the Committee, and the cure period set forth in the preceding sentence is not otherwise being relied upon for another Member, the Company will have until the earlier of its next annual stockholders meeting or one (1) year from the occurrence of the event that caused the failure to comply with the requirements to rectify such non-compliance; provided, however, that when relying on the exception set forth in this sentence the Committee shall cause the Company to provide notice to the AMEX immediately upon learning of the event or circumstance that caused the non-compliance.

The board of directors shall appoint the Members of the Committee and its Chairman, based on the recommendation of the Governance Committee. Committee Members may be removed, with or without cause, at any time by a majority vote of the board of directors. Any vacancy of the Committee may be filled by a majority vote of the board of directors, subject to the membership criteria above.

III. Meetings of the Audit Committee

The Committee shall meet with such frequency and at such intervals as it shall determine necessary to carry out its duties and responsibilities, but in all events the Committee shall meet at least quarterly. The Committee, in its discretion, may ask members of management or others to attend its meetings (or portions thereof) and to provide pertinent information as necessary. The Committee shall maintain minutes of its meetings and records relating to those meetings and the Committee’s activities and shall provide copies of such minutes to the board of directors. A majority of the Members of the Committee will constitute quorum for the transaction of business and the act of a majority of those present at any meeting at which there is a quorum will be the act of the Committee. The Committee shall determine any other rules of procedure it determines necessary or desirable, provided such rules of procedure do not conflict with the Company’s bylaws or applicable law.

IV. Duties and Powers

In fulfilling its purposes as stated in this Charter, the Committee shall undertake the specific duties and responsibilities listed below and such other duties and responsibilities as the board of directors shall from time to time prescribe, and shall have all powers necessary and proper to fulfill all such duties and responsibilities. Subject to applicable board and stockholder approvals, the Committee shall:

A. Financial Statement and Disclosure Matters

1.
Review the policies and procedures adopted by the Company to fulfill its responsibilities regarding the fair and accurate presentation of financial statements in accordance with general accepted accounting principles and applicable rules and regulations of the SEC and the AMEX, applicable to issuers listed on the AMEX;

2.	Oversee the Company’s accounting and financial reporting processes;

3.	Oversee audits of the Company’s financial statements;

4.
Review with the Company’s independent auditor, management and internal auditors any information regarding “second” opinions sought by management from an independent auditor with respect to the accounting treatment of a particular event or transaction;

5.
Review and discuss reports from the Company’s independent auditor regarding: (a) all critical accounting policies and practices to be used by the Company; (b) all alternative treatments of financial information within GAAP that have been discussed with management, including ramifications of the use of such alternative disclosures and treatments and the treatment preferred by the independent auditor; and (c) other material written communication between the independent auditor and management, such as any management letter or schedule of unadjusted differences;

6.	Review all certifications provided by the Company’s principal executive officer and principal financial officer pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act;

7.
Review and discuss with management and the Company’s independent auditor the Company’s annual audit and quarterly financial statements (including disclosures made under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”) prior to the filing with the SEC of any report containing such financial statements. Review and discuss the Company’s annual audited financial statements;

8.	If deemed appropriate, recommend to the board of directors that the Company’s audited financial statements be included in its annual report on Form 10K-SB for the last fiscal year;

9.
Prepare and approve the report required by the rules of the SEC to be included in the Company’s annual proxy statement in accordance with the requirements of Item 7(d)(3)(i) of Schedule 14A and Item 306 of Regulation S-K;

B.	Matters Regarding Oversight of the Company’s Independent Auditor

10.
Be directly responsible, in its capacity as a committee of the Board, for the appointment, compensation, retention, evaluation, termination and oversight of the work of any independent registered public accounting firm engaged (including resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing and audit report or performing other audit, review or attest services for the Company, provided, that each such independent registered public accounting firm shall report directly to the Committee;

11.	At least annually receive and review a formal written statement and letter from the Company’s independent auditor delineating all relationships between the independent auditor and the Company;

12.	Actively engage in a dialogue with the Company’s independent auditor with respect to any disclosed relationship or services that may impact the objectivity and independence of the independent auditor;

13.	Take, or recommend that the board of directors take, appropriate action to oversee and ensure the independence of the Company’s independent auditor;

14.	Establish clear policies regarding the hiring of employees and former employees of the Company’s independent auditor;

15.
Establish policies and procedures for review and pre-approval by the Committee of all audit services and permissible non-audit services (including the fees and terms thereof) to be performed by the Company’s independent auditor, with exceptions provided for de minimis amounts under certain circumstances as permitted by law; provided, however, that: (a) the Committee may delegate to one (1) or more Members the authority to grant such pre-approvals if the pre-approval decisions of any such delegate Member(s) are presented to the Committee at its next-scheduled meeting; and (b) all approvals of non-audit services to be performed by the independent auditor must be disclosed in the Company’s applicable periodic reports;

16.
Ensure that Company’s independent auditor: (a) has received and external quality control review by an independent public accountant (“peer review”) that determines whether the independent auditor’s system of quality control is in place and operating effectively and whether established policies and procedures and applicable auditing standards are being followed; or (b) is enrolled in a peer review program and within 18 months receives a peer review that meets acceptable guidelines in accordance with AMEX requirements;

17.	Meet with the Company’s independent auditor prior to its audit to review the planning and staffing of the audit;

18.	Discuss with the Company’s independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61, as may be modified or supplemented, relating the conduct of the audit;

19.
Review with the Company’s independent auditor any audit problems, difficulties or disagreements with management that the independent auditor may have encountered, as well as any management letter provided by the independent auditor and the Company’s response to that letter, including a review of: (a) any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to required information; (b) any changes required in the planned scope of the internal audit; and (c) the Company’s internal audit department’s responsibilities, budget and staffing;

20.
Oversee the rotation of the lead (or coordinating) audit partner of the Company’s independent auditor having primary responsibility for the audit and the concurring (or reviewing) audit partner responsible for reviewing the audit and any other active audit engagement team partner as required by the SEC rules and regulations;

C.	Matters Regarding Oversight of the Company’s Internal Audit Function

21.
Review the Company’s annual audited financial statements with management, including a review of major issues regarding accounting and auditing principles and practices, and evaluate the adequacy and effectiveness of internal controls that could significantly affect the Company’s financial statements, as well as the adequacy and effectiveness of the Company’s disclosure controls and procedures and management’s reports there on;

22.
Review in consultation with the independent auditors and the Company’s senior internal auditing executive the integrity of the Company’s financial reporting processes and system of internal control including controls over quarterly financial reporting, computerized information systems and the security of such systems;

23.	Review major changes to the Company’s auditing and accounting principles and practices as suggested by the Company’s independent auditor, internal auditors or management;

24.	Review the appointment of, and any replacement of, the Company’s senior internal auditing executive;

25.	Review the significant reports to management prepared by the Company’s internal auditing department and management’s responses;

26.
At least annually, review with management, the Company’s senior internal auditing executive and the Company’s independent auditor (a) the Company’s policies with respect to risk assessment and risk management, (b) the Company’s financial risk exposures and (c) the steps management has taken to monitor and control such exposures;

27.	Advise the board of directors with respect to the Company’s policies and procedures regarding compliance with applicable laws and regulations;

28.
Obtain reports from the Company’s management, senior internal auditing executive and independent auditor that the Company’s subsidiaries and foreign affiliated entities are in compliance with applicable legal requirements, including the Foreign Corrupt Practices Act;

29.
Establish procedures for: (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

30.
Review all related party transactions for potential conflict of interest situations on an ongoing basis and approve all such transactions (if such transactions are not approved by another independent body of the board of directors);

31.
Review and address any concerns regarding potentially illegal actions raised by the Company’s independent auditor pursuant to Section 10A(b) of the Act, and cause the Company to inform the SEC of any report issued by the Company’s independent auditor to the board of directors regarding such conduct pursuant to Rule 10A-1 of the Act;

32.	Obtain from the Company’s independent auditor assurance that it has complied with Section 10A of the Act;

D. Additional Duties & Responsibilities

33.	Review and reassess the adequacy of this Charter annually and submit any proposed revisions to the board of directors for consideration;

34.
Review with the Company’s outside counsel and internal legal counsel any legal matters that may have a material impact on the financial statements, the Company’s compliance policies and any material reports or inquiries received from regulators or governmental agencies;

35.	Provide oversight and review of the Company’s asset management policies, including an annual review of the Company’s investment policies and performance for cash and short-term investments;

36.
Perform an annual evaluation of the Committee’s own performance, which shall compare the performance of the Committee with the requirements of this Charter. In conducting this review, the Committee shall address all matters that it considers relevant to its performance, including at least the following: the adequacy, appropriateness and quality of the information and recommendations presented by the Committee to the board; the manner in which they were discussed or debated; and whether the number and length of meetings of the Committee were adequate for the Committee to complete its work in a thorough and thoughtful manner. The report to the Board may take the form of an oral report by the Chairman of the Committee or any other Member of the Committee designated by the Committee to make this report; and

37.	Take any other actions that the Committee deems necessary or proper to fulfill the purposes and intent of this Charter, including forming and delegating to subcommittees where appropriate.

While the Committee has the responsibilities, duties and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Rather, those duties are the responsibility of management and the independent auditor.

Nothing contained in this Charter is intended to alter or impair the operation of the “business judgment rule” as interpreted by the courts under the Nevada Revised Statutes. Further, nothing contained in this Charter is intended to alter or impair the right of the Members to rely, in discharging their duties and responsibilities, on the records of the Company and on other information presented to the Committee, board or Company by its officers or employees or by outside experts and advisers such as the Company’s independent auditor.

V. Resources and Authority of the Audit Committee

In discharging its oversight role, the Committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities, and personnel of the Company. Any communications between the Committee and legal counsel in the course of obtaining legal advice will be considered privileged communications of the Company, and the Committee will take all necessary steps to preserve the privileged nature of those communications. The Committee shall have the resources and authority appropriate to discharge its responsibilities, including the authority to retain and terminate outside auditors, experts, or consultants for special audits, reviews, and other procedures. The Company will provide the Committee with appropriate funding, as the Committee determines, for the payment of compensation to the Company’s independent auditor, outside counsel, and other advisors as it deems appropriate, and administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

Adopted by the Board of Directors of Modigene Inc. on August __, 2007.